UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The9 Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing three

Class A Ordinary Shares

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Cyrus Jun-Ming Wen 3/F, 100QRC, 100 Queen’s Road Central, Central Hong Kong China (852) 3728 2833	With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1.	Names of Reporting Persons Splendid Days Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,333,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,333,333 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The Ordinary Shares beneficially owned by Splendid Days Limited consist of 1,111,111 ADSs issuable upon exercise of a warrant to purchase ADSs (the “Warrant”) in each case held by Splendid Days Limited and issuable within 60 days of the date of this Schedule 13D. One ADS represents three Ordinary Shares.

(2)

This percentage is calculated based on 123,492,906 Ordinary Shares of the Issuer as reported by the Company on the Form F-1 filed with the Securities and Exchange Commission on June 24, 2019, and including the exercise of the Warrant into 1,111,111 ADSs (which are in turn exchangeable for 3,333,333 Ordinary Shares).

CUSIP No. 88337K104

1.	Names of Reporting Persons Truth Beauty Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88337K104

1.	Names of Reporting Persons Cyrus Jun-Ming Wen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission by each of the Reporting Persons on March 5, 2018 (the “Schedule 13D”) related to the Class A ordinary shares, par value US$0.01 per share (the “Ordinary Shares”) of the Issuer, as amended pursuant to the Schedule 13D/A filed with the SEC on February 21, 2019 (“Amendment No. 1”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D as supplemented and amended by Amendment No. 1. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 5 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

On December 11, 2018, the Convertible Note and each of the Warrants (other than the Tranche I Warrant) ceased to be convertible and expired, respectively, in each case pursuant to their terms (the “Conversion Expiration”). No additional consideration was involved in the Conversion Expiration.

On April 9, 2020, Truth Beauty and Arthur Tak Kei Lau entered into an Instrument of Transfer (the “Splendid Transfer Agreement”) whereby Truth Beauty sold to Arthur Tak Kei Lau one hundred percent of the issued and outstanding share capital of the Investor. In connection therewith, Truth Beauty appointed Arthur Tak Kei Lau as a director of the Investor and immediately thereafter resigned from its directorship in the Investor. The foregoing description of the Splendid Transfer Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Splendid Transfer Agreement, a copy of which is attached hereto as Exhibit 99.14 and is incorporated herein by reference. Truth Beauty received an aggregate of one United States dollar from Arthur Tak Kei Lau pursuant to the Splendid Transfer Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 11, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares.

As reported by the Company on the Form 6-K filed November 12, 2019, the Company and the Investor have discussed repayment of the Convertible Notes including out of proceeds from a planned sale of certain of the Company’s mortgaged properties.

On April 9, 2020, Truth Beauty transferred, pursuant to the Splendid Transfer Agreement, one hundred percent of the issued and outstanding share capital of the Investor and thereby transferred indirect beneficial ownership of 1,111,111 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by the Investor. Truth Beauty and Cyrus Jun-Ming Wen retain beneficial ownership of no capital stock of the Issuer as a result of such transfer.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date of this Amendment No. 2.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date of this Amendment No. 2 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Items 3 and 4 above, on December 11, 2018, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person (included herewith)

99.3	Convertible Note and Warrant Purchase Agreement, dated November 24, 2015, by and among The9 Limited, the security providers listed on Schedule 1 attached thereto and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015 filed by Ark Pacific Investment Management Limited)

99.4	Form of 12.00% Senior Convertible Note issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which is incorporated by reference to the Schedule 13D dated December 21, 2015 filed by Ark Pacific Investment Management Limited)

99.5	Form of Tranche A, Tranche B and Tranche C Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which is incorporated by reference to the Schedule 13D dated December 21, 2015 filed by Ark Pacific Investment Management Limited)

99.6	Tranche I Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which is incorporated by reference to the Schedule 13D dated December 21, 2015 filed by Ark Pacific Investment Management Limited)

99.7	Loan Agreement, dated December 8, 2015, by and between Well Ease Limited and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015 filed by Ark Pacific Investment Management Limited)

99.8	Amendment and Novation Agreement, effective as of February 28, 2018, among Splendid Days Limited, Ark Pacific Special Opportunities Fund I, L.P. and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.9	Amendment and Novation Agreement, effective as of February 28, 2018, among Splendid Days Limited, Quality Event Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.10	Amendment and Novation Agreement, effective as of February 28, 2018, among Splendid Days Limited, Pacman I Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.11	Amendment and Novation Agreement, effective as of February 28, 2018, among Splendid Days Limited, Pacman II Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.12	Amendment and Novation Agreement, effective as of February 28, 2018, among Splendid Days Limited, Fortune Profile Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated March 5, 2018 filed by the Reporting Persons)

99.13	Share Purchase Agreement, effective as of February 28, 2018, by and between Ark Pacific Special Opportunities Fund I, L.P. and Truth Beauty Limited (incorporated by reference to the Schedule 13D Amendment No. 2 dated March 2, 2018 filed by Ark Pacific Investment Management Limited)

99.14	Instrument of Transfer, effective as of April 9, 2020, by and between Arthur Tak Kei Lau and Truth Beauty Limited (included herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

April 30, 2020

SPLENDID DAYS LIMITED

By:	/s/ Arthur Tak Kei Lau
Name: Arthur Tak Kei Lau
Title: Director

TRUTH BEAUTY LIMITED

By:	/s/ Cyrus Jun-Ming Wen
Name: Cyrus Jun-Ming Wen
Title: Director

CYRUS JUN-MING WEN

By:	/s/ Cyrus Jun-Ming Wen